Exhibit 11.           Statement re: Computation of Per Share Earnings

Net loss as at May 31, 2010	$22,714

Average number of shares outstanding since inception (i)	25,068,493

Net loss per share for the period from March 19, 2010 (date of inception) to May 31, 2010	$(0.00)

Plandel Resources, Inc. has no stock options, warrants or rights outstanding as at May 31, 2010.

There have been no shares issued between May 31, 2010 and the date of this registration statement.